EXHIBIT 99.1

Inventiva Announces Completion of the EIB Warrant Restructuring with the Issuance of New EIB Warrants

Daix (France), New York City (New York, United States), July 9, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), is pleased to announce the completion of the final step of the transactions previously announced on June 2, 2026 (the “Combined Transaction”) through the issuance of approximately 15.7 million new warrants (bons de souscription d’actions) (the "New EIB Warrants") to the European Investment Bank (the "EIB") and the surrender and cancellation of all remaining warrants originally issued to the EIB in January 2024 (the “Legacy EIB Tranche B Warrants”) that were not repurchased in the Combined Transaction.

Andrew Obenshain, CEO of Inventiva, commented: " The completion of this EIB warrant restructuring is an important step in strengthening Inventiva’s capital structure and improving alignment with our shareholders. By replacing the remaining legacy EIB warrants with a simplified warrant instrument that no longer includes specific contractual anti-dilution protection mechanisms, we have eliminated a potential source of future uncertainty and dilution. This achievement, together with the previously announced broader refinancing, provides Inventiva with increased financial flexibility as we continue advancing the development of lanifibranor, our investigational pan-PPAR agonist for the treatment of MASH."

The issuance of the New EIB Warrants forms part of the comprehensive refinancing transaction previously announced by the Company and marks the completion of the EIB warrant restructuring, a key step in the Company's broader refinancing and capital structure optimization efforts. It follows the previously announced repayment in full of the EIB loans and the repurchase and cancellation of all warrants issued to the EIB in November 2022 (the "Legacy EIB Tranche A Warrants", and, together with the Legacy EIB Tranche B Warrant, the “Legacy EIB Warrants”) and a portion of the Legacy EIB Tranche B Warrants. The New EIB Warrants have been issued to replace the Legacy EIB Tranche B Warrants that were not repurchased in the Combined Transaction and have now been surrendered for cancellation.

Issuance of the New EIB Warrants

On July 9, 2026, pursuant to the previously announced master agreement entered into with the EIB on June 1, 2026 and following the authorization granted by the shareholders of the Company at the Combined General Meeting held on June 30, 2026, the Chief Executive Officer of the Company approved the issuance of 15,677,573 New EIB Warrants to the EIB and the execution of a subscription agreement with the EIB governing such issuance.

The New EIB Warrants were issued at a subscription price of €0.01 per warrant. Each New EIB Warrant entitles the holder to subscribe for one ordinary share of the Company at an exercise price of €0.01 per New EIB Warrant. If all New EIB Warrants were exercised, they would represent approximately 6.5% of the Company’s current share capital (on a non-diluted basis).

The New EIB Warrants do not include the specific contractual anti-dilution protection mechanism or the put option that was included in the Legacy EIB Warrants, thereby simplifying the Company’s capital structure and reducing potential future dilution.

The New EIB Warrants will not be listed or admitted to trading on any market and will not be eligible for settlement through Euroclear. They will be issued in registered form (nominatif) and will be freely transferable as from the opening of the exercise period, in accordance with their terms and conditions.

The New EIB Warrants will expire on January 4, 2036 (the "Maturity Date") and are exercisable as from August 30, 2026 until the Maturity Date.

For information regarding the Combined Transaction, please refer to the Company’s press release dated June 2, 2026. The issuance of the New EIB Warrants does not alter the information regarding the Company’s cash resources previously disclosed by the Company in that press release.

Cancellation of the Remaining EIB Tranche B Warrants

Upon subscription of the New EIB Warrants, the EIB irrevocably surrendered for cancellation all Legacy EIB Tranche B Warrants that were not repurchased in the Combined Transaction, representing 2,444,654 warrants.

The cancellation follows the repurchase and cancellation by the Company, of all 2,266,023 Legacy EIB Tranche A Warrants and 700,000 Legacy EIB Tranche B Warrants on June 12, 2026 in connection with the Combined Transaction.

Impact on Capital Structure

The issuance of the New EIB Warrants represents a key step in the simplification of Inventiva’s capital structure. By replacing the Legacy EIB Tranche B Warrants that were not repurchased in the Combined Transaction with a new warrant instrument that no longer contains specific contractual anti-dilution protection mechanisms, the Company reduces future dilution in respect of warrants issued to the EIB.

The share capital of the Company following completion of the cancellation of the Remaining EIB Tranche B Warrants and the issuance of the New EIB Warrants is as follows:

	Shareholder base at July 9, 2026
	on a non-diluted basis
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5 878 891	2,5%	5 878 891	2,4%
Pierre Broqua	3 769 388	1,6%	7 393 388	3,0%
Invus	16 064 813	6,8%	16 064 813	6,6%
Sofinnova	15 186 473	6,4%	19 086 050	7,8%
Andera Partners	15 929 476	6,7%	15 929 476	6,5%
SAMSARA	14 660 194	6,2%	14 660 194	6,0%
Eventide	10 368 517	4,4%	10 368 517	4,2%
BVF Partners L.P.	10 949 499	4,6%	10 949 499	4,5%
DEEPTRACK	10 825 250	4,6%	10 825 250	4,4%
Sub-total - 5%+ shareholders	93 984 222	39,8%	97 883 799	40,0%

Directors (non-executive)	-	0,0%	-	0,0%
Employees & Consultant	2 561 170	1,1%	3 324 183	1,4%
European Investment Bank	-	0,0%	-	0,0%
BlackRock Claret	-	0,0%	-	0,0%
Treasury shares (liquidity agreement)	45 374	0,0%	-	0,0%
Free float	130 041 157	55,0%	130 041 157	53,2%
Total	236 280 202	100%	244 521 418	100%

	Shareholder base at July 9, 2026
	on a fully-diluted basis
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	8 833 224	2,0%	8 833 224	2,0%
Pierre Broqua	4 239 523	1,0%	7 863 523	1,8%
Invus	22 731 479	5,2%	22 731 479	5,1%
Sofinnova	16 699 805	3,9%	20 599 382	4,7%
Andera Partners	21 462 809	4,9%	21 462 809	4,9%
SAMSARA	23 796 941	5,5%	23 796 941	5,4%
Eventide	14 921 850	3,4%	14 921 850	3,4%
BVF Partners L.P.	37 650 236	8,7%	37 650 236	8,5%
DEEPTRACK	20 825 249	4,8%	20 825 249	4,7%
Sub-total - 5%+ shareholders	158 088 369	36,5%	161 987 946	36,7%

Directors (non-executive)	15 898 116	3,7%	15 898 116	3,6%
Employees & Consultant	18 067 256	4,2%	18 830 269	4,3%
European Investment Bank	15 677 573	3,6%	15 677 573	3,5%
BlackRock Claret	8 903 039	2,1%	8 903 039	2,0%
Treasury shares (liquidity agreement)	45 374	0,0%	-	0,0%
Free float	203 855 963	47,0%	203 855 963	46,1%
Total	433 608 437	100%	441 849 653	100%

 About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Pascaline Clerc: media@inventivapharma.com Mark Corbae: inventivapr@icrhealthcare.com	Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding whether, when and to what extent the securities issued in the Combined Transactions, including the New EIB Warrants, as well as any other dilutive instruments may be exercised, and by which holders, regarding the increased financial flexibility resulting from the EIB warrant restructuring and the broader Combined Transaction, Inventiva's expectations regarding its capital structure optimization efforts and the reduction of future dilution, regarding ownership in its share capital by certain investors, and with respect to Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including the timing of clinical trial data releases and regulatory filings and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to the product candidate that the clinical trial results will be available on the anticipated timeline, that future clinical trials will be initiated as anticipated, that the product candidate will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue its program or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, Inventiva’s ability to comply with the terms contractual obligations under the Combined Transaction, including the New EIB Warrants, including the subscription agreements and debt financing documents, the potential exercise of dilutive instruments, including the New EIB Warrants and the warrants and pre-funded warrants issued in the structured equity financing of up to €348.0 million announced on October 14, 2024, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidate, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidate may cause adverse drug reactions or have other properties that could delay or prevent its regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given the risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - EIB Warrants Issuance - EN - 07 09 2026 (https://ml-eu.globenewswire.com/Resource/Download/d2370d8b-c89d-4cc7-a764-5c1433e0e170)